UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

PEARSON PLC
(the "Company")

Notification of Director and PDMRs' Interests

Below are details of purchases (made under the Company's Non-Executive Directors' Share Purchase Plan) of Pearson plc ordinary shares of 25p each and American Depositary Receipts (ADRs) made on the London and New York Stock Exchanges on behalf of the Company's Chair and Non-Executive Directors on 30 September 2019:

Name of Director	No. of Shares Purchased	Price per Share*	Total Holding Following Notification
Elizabeth Corley	2,713	£7.36	19,394
Sherry Coutu	284	£7.36	2,852**
Vivienne Cox	292	£7.36	7,097
Graeme Pitkethly	285	£7.36	461
Tim Score	2,909	£7.36	34,589
Lincoln Wallen	531	£7.36	8,003

Name of Director	No. of ADRs Purchased	Price per ADR*	Total Holding Following Notification
Joshua Lewis	436	$9.02	13,727
Linda Lorimer	557	$9.02	10,449
Michael Lynton	2,101	$9.02	6,305
Sidney Taurel	3,595	$9.02	99,409

* rounded to two decimal places.
** Ms Coutu's interest on appointment was 2,392 shares.

The following notifications, made in accordance with the requirements of the EU Market Abuse Regulation, give further detail.

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Elizabeth Corley
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Purchase of shares arising from Company's Non-Executive Directors' Share Purchase Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Purchase price: £7.3573per share	2,713
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 2,713 shares Aggregated price: £19,960.35
e)	Date of the transaction	30 September 2019
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Sherry Coutu
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Purchase of shares arising from Company's Non-Executive Directors' Share Purchase Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Purchase price: £7.3573per share	284
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 284 shares Aggregated price: £2,089.47
e)	Date of the transaction	30 September 2019
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Vivienne Cox
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Purchase of shares arising from Company's Non-Executive Directors' Share Purchase Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Purchase price: £7.3573 per share	292
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 292 shares Aggregated price: £2,148.33
e)	Date of the transaction	30 September 2019
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Graeme Pitkethly
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Purchase of shares arising from Company's Non-Executive Directors' Share Purchase Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Purchase price: £7.3573per share	285
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 285 shares Aggregated price: £2,096.83
e)	Date of the transaction	30 September 2019
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Tim Score
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Purchase of shares arising from Company's Non-Executive Directors' Share Purchase Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Purchase price: £7.3573 per share	2,909
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 2,909 shares Aggregated price: £21,402.39
e)	Date of the transaction	30 September 2019
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Lincoln Wallen
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Purchase of shares arising from Company's Non-Executive Directors' Share Purchase Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Purchase price: £7.3573 per share	531
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 531 shares Aggregated price: £3,906.73
e)	Date of the transaction	30 September 2019
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Joshua Lewis
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Receipts (ADRs) in Pearson plc (each ADR represents one ordinary share of 25 pence in Pearson plc) ISIN: US7050151056
b)	Nature of the transaction	Purchase of shares arising from Company's Non-Executive Directors' Share Purchase Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Purchase price: $9.0220 per ADR	436
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 436 ADRs. Aggregated price: $3,933.59
e)	Date of the transaction	30 September 2019
f)	Place of the transaction	New York Stock Exchange (XNYS)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Linda Lorimer
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Receipts (ADRs) in Pearson plc (each ADR represents one ordinary share of 25 pence in Pearson plc) ISIN: US7050151056
b)	Nature of the transaction	Purchase of shares arising from Company's Non-Executive Directors' Share Purchase Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Purchase price: $9.0220 per ADR	557
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 557 ADRs. Aggregated price: $5,025.25
e)	Date of the transaction	30 September 2019
f)	Place of the transaction	New York Stock Exchange (XNYS)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Michael Lynton
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Receipts (ADRs) in Pearson plc (each ADR represents one ordinary share of 25 pence in Pearson plc) ISIN: US7050151056
b)	Nature of the transaction	Purchase of shares arising from Company's Non-Executive Directors' Share Purchase Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Purchase price: $9.0220 per ADR	2,101
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 2,101 ADRs. Aggregated price: $18,955.22
e)	Date of the transaction	30 September 2019
f)	Place of the transaction	New York Stock Exchange (XNYS)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Sidney Taurel
2	Reason for the notification
a)	Position/status	Chair
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Receipts (ADRs) in Pearson plc (each ADR represents one ordinary share of 25 pence in Pearson plc) ISIN: US7050151056
b)	Nature of the transaction	Purchase of shares arising from Company's Non-Executive Directors' Share Purchase Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Purchase price: $9.0220 per ADR	3,595
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 3,595 ADRs. Aggregated price: $32,434.09
e)	Date of the transaction	30 September 2019
f)	Place of the transaction	New York Stock Exchange (XNYS)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 01 October 2019
By: /s/ NATALIE WHITE

------------------------------------
Natalie White
Deputy Company Secretary